

07006165

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

revised

SEC FILE NUMBER
8- 42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFinance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11230 Sorrento Valley Road, Suite 160
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2007
WASH. D.C.
199
SECTION

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B. Jones 858-455-8760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu & Associates
(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 406	San Diego	CA	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates, Inc., as of December 31, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public 3/26/07



PAOLA MARANGON
COMM. #1627104
Notary Public - California
San Diego County
My Comm. Expires Dec. 6, 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

March 20, 2007

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

On March 5, 2007 the Company determined to restate its previously filed financial statements for the year ended December 31, 2006, due to the following reasons:

Subsequent to filing the audit report dated February 26, 2007 the Company decided to make a SEP IRA contribution for the year ended December 31, 2006 in the amount of $41,500.

As always, should you have any questions or concerns regarding any of the enclosed information, please contact me as soon as possible at (858) 320-2850.

Sincerely,



Lawrence P. Lichter

PROFINANCE ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 And 2005

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2006 and 2005, and the related statements of revenue, expense and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10, the financial statements for the years ended December 31, 2006 have been restated.



San Diego, California
February 26, 2007 except for note 10 which is as of March 5, 2007

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash	$56,127	$13,816
Fees receivable	0	8,607
Related party loan receivable	5,000	0
Deposits	2,172	2,172
Prepaid expenses	0	2,443
Investments	87,190	74,145
Total Current Assets	150,489	101,183
Fixed Assets		
Property and equipment, net of accumulated depreciation of $39,974 and $34,446	3,153	6,073
Total Fixed Assets	3,153	6,073
Total Assets	$153,642	$107,256

LIABILITIES and STOCKHOLDER'S EQUITY

	2006	2005
Current Liabilities		
Accounts payable and accrued expenses	$41,500	$4,712
Total Current Liabilities	41,500	4,712
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	109,750	109,750
Retained earnings (deficit)	(7,608)	(17,206)
Total Stockholder's Equity	112,142	102,544
Total Liabilities and Stockholder's Equity	$153,642	$107,256

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue		
Consulting and financing fees	$364,699	$136,228
Reimbursed expenses	13,331	15,748
Total Revenue	378,030	151,976
Expense		
Salaries, payroll taxes and benefits	222,033	94,008
Dues and subscriptions	2,471	6,384
Insurance	31,597	42,783
Professional services	41,975	45,455
Referral fee	600	125
Rent	30,385	29,310
Telephone	8,515	7,110
Travel expenses	24,526	28,089
Other expenses	21,766	9,000
Total Expenses	383,868	262,264
Income (loss) from operations	(5,838)	(110,288)
Other (Income) and Expense		
Investment income	(2,778)	(183)
Interest income	(454)	(309)
Unrealized investment income	(18,532)	(38,891)
Bad debt	0	(10,000)
Depreciation	5,528	1,581
Total Other (Income) and Expense	(16,236)	(47,802)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	10,398	(62,486)
Income tax provision	800	800
NET INCOME (LOSS)	$9,598	($63,286)

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$9,598	($63,286)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	5,528	1,581
Unrealized investment income	(18,532)	(38,891)
Decrease (Increase) from fees receivable	8,607	22,507
Decrease (Increase) in prepaid expenses	2,443	(2,443)
(Decrease) Increase in accounts payable	36,788	3,626
Total Adjustments	34,834	(13,620)
Net cash provided by (used in) operations	44,432	(76,906)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from investments	10,288	17,001
Purchase of fixed assets	(2,609)	0
Purchase of investments	(4,800)	(15,000)
Net cash provided by investing activities	2,879	2,001
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of loan receivable	(5,000)	0
Stockholder's contribution of capital	0	35,000
Net cash provided by (used in) financing activities	(5,000)	35,000
Net change in cash	42,311	(39,905)
Cash at beginning of period	13,816	53,721
Cash at end of period	$56,127	$13,816

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Common Stock		
Balance at beginning of year	$10,000	$10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	109,750	74,750
Contributions	0	35,000
Balance at end of year	109,750	109,750
Retained earnings		
Balance at beginning of year	(17,206)	46,080
Net income (loss)	9,598	(63,286)
Balance at end of year	(7,608)	(17,206)
Total Stockholder's Equity	$112,142	$102,544

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 And 2005

1. **Summary of significant accounting policies and business of the Company:**

Organization and Business

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for various service businesses throughout the United States, and is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Revenue and expense recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectibility is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments with maturities of three months or less to be cash equivalents.

Investments:

Investments that were held during the year ended December 31, 2006 and 2005 consisted of investments in a partnership and stocks.

Investments were comprised of the following at December 31, 2006 and 2005 :

Type of Investments	2006	2005
Stocks	$ 36,948	$ 45,516
Partnerships	41,004	28,629
Total	$ 77,952	$ 74,145

Fixed assets:

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 And 2005

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. Provision has been made for minimum state income taxes.

2. Revenues from significant clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2006 the Company had one client which accounted for approximately 53% of its fee revenue.

3. Cash:

The Company maintains its cash balances at banks and a brokerage house located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000. As of December 31, 2006 and 2005, there were no uninsured cash balances.

4. Fixed assets:

At December 31, 2006 and 2005, Furniture, Leasehold Improvements and Equipment consisted of the following:

	2006	2005
Equipment	$ 27,531	$ 24,924
Furniture	9,461	9,461
Leasehold Improvement	6,135	6,135
	43,123	40,519
Accumulated Depreciation	(39,974)	(34,446)
Total	$ 3,153	$ 6,073

5. Net capital requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital requirements of $5,000 and net capital of approximately $48,600 and $41,294, respectively.

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 And 2005

6. Related party loan receivable

As of December 31, 2006 the Company had a $5,000 loan receivable from another corporation in which our sole shareholder and President is also the interim President. This amount was repaid in February 2007 with interest at the rate of four percent per annum.

7. Leases:

The Company leases its office space under operating lease on a month to month basis. Total rent expenses paid for the year ending December 31, 2006 and 2005 was $30,385 and $29,310 respectively.

8. Litigation:

In September 2005, two individuals brought a Declaratory Relief in Federal Court located in Bexar County, Texas against the Company. The declaratory relief action does not request damages against the Company. The Petition requests the court interpret the contract to rule that no commissions are due under the agreement.

In November 2006 and December 2006, the Company and the defendant filed cross motion for summary judgment. A hearing was held on January 26, 2007, and the Court found that judgment should be rendered in favor or the Company, and dismissing the plaintiffs' claims against the Company. Final judgment has not been entered on the Court's finding, so the time for appeal of judgment has not yet begun to run. In addition, the Court denied the plaintiffs' and Company's motion for summary judgment. To date, discovery is ongoing. No amount has been recorded on the books related to the commission or claim.

9. Customer Protection Rule Exemption:

The Company relied on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provision of this rule.

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 And 2005

10. Restatement:

On March 5, 2007 the Company determined to restate its previously filed financial statements for the year ended December 31, 2006, due to the following reasons:

Subsequent to filing the audit report dated February 26, 2007 the Company decided to make a SEP IRA contribution for the year ended December 31, 2006 in the amount of $41,500.

The effect of the restatements is as follows:

STATEMENTS OF FINANCIAL CONDITION

	Reported 2006	Restated 2006
Current Liabilities		
Accounts payable and accrued expenses	$0	$41,500
Total Current Liabilities	0	41,500
Stockholder's Equity		
Retained earnings (deficit)	33,892	(7,608)
Total Stockholder's Equity	153,642	112,142
Total Liabilities and Stockholder's Equity	$153,642	$153,642

STATEMENTS OF INCOME

	Reported 2006	Restated 2006
Expense		
Salaries, payroll taxes and benefits	$180,533	$222,033
Total expense	342,368	383,868
Income (loss) from operations	35,662	(5,838)
NET INCOME (LOSS)	$51,098	$9,598

STATEMENTS OF CASH FLOWS

	Reported 2006	Restated 2006
Net Income	$ 51,098	$ 9,598
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Decrease) Increase in accounts payable	(4,712)	36,788
Total Adjustments	(6,666)	(34,834)
Net cash provided by (used in) operations	$44,432	$444,432

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 And 2005

10. Restatement (Continued):

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Reported 2006	Restated 2006
Retained earnings		
Balance at beginning of year	(17,206)	(17,206)
Net income (loss)	51,098	9,598
Balance at end of year	33,892	(7,608)
Total Stockholder's Equity	$153,642	$153,642

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

	Reported 2006	Restated 2006
EQUITY - END OF YEAR	$ 153,642	$ 112,142
Net capital before haircuts	102,312	60,812
NET CAPITAL	$ 90,100	$ 48,600
Total Liabilities	0	41,500
Aggregated Indebtedness	0	41,500
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	0	2,767
Excess Net Capital	85,100	43,600
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 90,100	$ 44,450

RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II

	Reported 2006	Restated 2006
Increase (Decrease) in Income due to audit adjustments	$ (4,677)	$ (46,177)
NET CAPITAL	$ 90,100	$ 48,600
RECONCILIATION OF AUDIT ADJUSTMENTS:		
Correction to expense account	$ (4,677)	$ (46,177)

PROFINANCE ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2006 AND 2005

SCHEDULE I

	2006	2005
EQUITY - END OF YEAR	$112,142	$102,544
Less Non Allowable Assets		
Receivable	0	8,607
Related Party Loan Receivable	5,000	0
Furniture and Fixtures (net of depreciation)	3,153	6,073
Investments	41,005	31,929
Deposits and Prepaid Expense	2,172	4,615
Total Non Allowable Assets	51,330	51,224
Net capital before haircuts	60,812	51,320
(Increase) Decrease in Hair Cuts or Undue Concentration	12,212	10,026
NET CAPITAL	$48,600	$41,294
Total Liabilities	41,500	4,712
Aggregated Indebtedness	41,500	4,712
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	2,767	314
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	43,600	36,294
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$44,450	$40,823

PROFINANCE ASSOCIATES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2006 AND 2005

SCHEDULE II

	2006	2005
NET CAPITAL PER FOCUS II REPORT	$83,625	$46,006
Increase (Decrease) in Income due to audit adjustments	(46,177)	(5,771)
(Increase) Decrease in nonallowable assets	11,152	1,059
NET CAPITAL	$48,600	$41,294

RECONCILIATION OF AUDIT ADJUSTMENTS:	2006	2005
Reclassification of reimbursed expense	$0	($2,001)
Correction to expense account	(4,677)	(3,770)
Accrual for pension contribution	(41,500)	0
Increase (Decrease) in income due to audit adjustments	($46,177)	($5,771)

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
DECEMBER 31, 2006 And 2005

Schedule III

ProFinance Associates, Inc. relies on Section K (2) (ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of December 31, 2006 , we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 , to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

San Diego, California
February 26, 2007

END